Filed Pursuant to Rule 433

Registration No. 333-187080

Thermo Fisher Scientific Inc.

Term Sheet

November 17, 2014 2.000%

Senior Notes due 2025

Issuer:	Thermo Fisher Scientific Inc.

Legal Format:	SEC Registered

Security:	2.000% Notes due 2025

Principal Amount:	€640,000,000

Maturity Date:	April 15, 2025

Coupon (Interest Rate):	2.000% per annum

Mid-Swaps Yield:	1.035%

Spread to Mid-Swap:	+100 basis points

Yield to Maturity:	2.035%

Benchmark Bund:	1.000% DBR due August 2024

Benchmark Bund Yield/Price:	0.786% / 101.995%

Spread to Benchmark Bund:	+124.9 basis points

Interest Payment Dates:	April 15 of each year, commencing on April 15, 2015 and ending on the Maturity Date.

Day Count Convention:	Actual/Actual (ICMA)

Business Days:	New York, London, TARGET2

Redemption Provision:	Prior to January 15, 2025, the issuer may redeem, at its option, the notes in whole at any time or in part from time to time, at a redemption price equal to the greater of (1) 100% of the principal amount of the notes to be redeemed and (2) the sum of the present values of the remaining scheduled payments of the notes being redeemed (not including any portion of the payments of interest accrued but unpaid as of the date of redemption) discounted to the date of redemption on an annual basis (ACTUAL/ACTUAL (ICMA)), using a discount rate equal to the Comparable Bond Rate plus 19 basis points, plus accrued and unpaid interest thereon, if any, to, but excluding, the redemption date. In addition, on and after January 15, 2025, the issuer may redeem, at its option the notes in whole at any time or in part from time to time, at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the date of redemption.

Issue Price:	99.680%

Underwriting Discount:	0.40%

Net Proceeds, Before Expenses, to Issuer:	€635,392,000

Settlement Date:	November 24, 2014 (T+5)

Trade Date:	November 17, 2014

Current Ratings*:	Moody’s: Baa3 (stable) S&P: BBB (stable) Fitch: BBB (negative)

Currency of Payment:	All payments of principal of, and premium, if any, and interest on, the notes, including any payments made upon any redemption of the notes, will be made in euros. If the euro is unavailable to the issuer due to the imposition of exchange controls or other circumstances beyond the issuer’s control or if the euro is no longer being used by the then member states of the European Monetary Union that have adopted the euro as their currency or for the settlement of transactions by public institutions of or within the international banking community, then all payments in respect of the notes will be made in U.S. dollars until the euro is again available to the issuer or so used.

Payment of Additional Amounts:	The issuer will, subject to certain exceptions and limitations, pay to the beneficial owners of the notes who are Non-U.S. Persons, additional amounts as may be necessary so that every net payment of the principal of, and premium, if any, and interest on, such holder’s note after deduction or withholding for or on account of any present or future tax, assessment or other governmental charge imposed upon that holder by the United States (or any political subdivision or taxing authority thereof or therein), will not be less than the amount provided in such holder’s note to be then due and payable.

Redemption for Tax Reasons:	The issuer may offer to redeem all, but not in part, on at least 15 days’ but not more than 60 days’ notice, of the notes in the event of certain changes in the tax laws of the United States or any political subdivision or taxing authority thereof or therein) which would create a material probability that the issuer would be obligated to pay additional amounts as described above. This redemption would be at a redemption price equal to 100% of the principal amount of the notes, plus any accrued and unpaid interest on the notes to, but not including, the date fixed for redemption.

Purchase of Notes Upon a Change of Control Triggering Event:	Upon the occurrence of a Change of Control Triggering Event, the issuer will, in certain circumstances, be required to make an offer to purchase the notes at a price equal to 101% of their principal amount plus any accrued and unpaid interest, if any, to, but excluding, the date of repurchase.

Denominations:	€100,000 x €1,000

ISIN:	XS1142279782

Listing:	The issuer intends to apply to list the notes on the New York Stock Exchange. Upon such listing, the issuer will use commercially reasonable best efforts to maintain such listing and satisfy the requirements for such continued listing as long as the notes are outstanding.

Joint Book-Running Managers:	HSBC Bank plc Deutsche Bank AG, London Branch The Royal Bank of Scotland plc

Co-Managers:	Banca IMI S.p.A. Barclays Bank PLC BNP Paribas J.P. Morgan Securities plc

* A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time. Credit ratings are subject to change depending on financial and other factors.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement thereto in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the active joint book-running managers can arrange to send you the prospectus and prospectus supplement thereto if you request it by calling HSBC Bank plc toll free at 1-866-811-8049; or Deutsche Bank AG, London Branch toll-free at 1-800-503-4611; or The Royal Bank of Scotland plc at 1-866-884-2071.